# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMERISERV FINANCIAL INC /PA/, CIK 0000707605
CUSIP: 03074A102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: MAIN & FRANKLIN STS, PO BOX 430, JOHNSTOWN, Pennsylvania (PA), 15907
Date of event which requires filing of this statement: 09/23/2025
Filed by CIK 0001082769
Persons authorized to receive notices and communications: Brent D. Baird, 1111 Elmwood Avenue, Unit 306, Buffalo, New York (NY), 14222, 716-830-6322

## Reporting persons
- BAIRD BRENT D (CIK 0001082769): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 841,756; shared voting power 0; sole dispositive power 841,756; shared dispositive power 0; aggregate amount beneficially owned 841,756 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: AMERISERV FINANCIAL INC /PA/
Address of issuer's principal executive offices: MAIN & FRANKLIN STS, PO BOX 430, JOHNSTOWN, Pennsylvania (PA), 15907

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Brent D. Baird (who is referred to herein to as the "Reporting Person").
Residence or business address: The principal address of the Reporting Person is 1111 Elmwood Avenue, Unit 306, Buffalo, NY14222.
Present principal occupation or employment: The Reporting Person is retired from active employment.
Criminal convictions in the last five years: During the past five (5) years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a U.S. citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the shares of Common Stock owned by the Reporting Person were purchased by the Reporting Person with his personal funds. The total consideration paid for the 841,756 shares of Common Stock purchased by the Reporting Person was $2,348,068.98.

## Item 4. Purpose of Transaction
Purpose of transaction:
The acquisition of shares of Common Stock by the Reporting Person was made for investment purposes. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of shares of Common Stock at prices that would make the purchase or sale of shares of Common Stock desirable, the Reporting Person may endeavor to increase or decrease his position in the Company through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person has no present plans or proposals that would relate to, or result in, any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or as would reasonably occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review his investment in the Company regularly. Depending on various factors including, without limitation, the Company's financial position and investment strategy, the price level of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Company as he deems appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Company, engaging in discussions with stockholders of the Company or other third parties about the Company and the Reporting Person's investment, making recommendations to the Company concerning business matters or suggestions for improving the Company's financial and/or operational performance, purchasing additional shares of Common Stock, selling some or all of the Reporting Person's shares of Common Stock, engaging in short selling of, or any hedging or similar transaction with respect to, the Reporting Person's shares of Common Stock, including swaps and other derivative instruments, or changing his intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D are incorporated by reference into this Item 5. The percent of class was calculated based on 16,519,267 shares of Common Stock outstanding as of August 7, 2025, as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D are incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: The Reporting Person's transactions in securities of the Company during the past 60 days are set forth in Exhibit 1 and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person or entity with respect to the securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Schedule of Transactions in Securities
2. Power of Attorney for Brent D. Baird

## Signatures
- BAIRD BRENT D: /s/ Michael C. Donlon, By POA from Brent D. Baird (09/23/2025)